

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

> **Re: Li Bang International Corp Inc.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed June 1, 2023**
> **File No. 333-262367**

Dear Feng Huang:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1

Dilution, page 52

1.   Please revise your net tangible book value calculations to include deferred tax assets, here and on page 53.

Underwriting
Indemnification, page 130

2.   Please clarify whether the escrow arrangement was mandated by the underwriter, and if so, whether such an arrangement is typical in similar offerings.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Ye